UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66707 / April 2, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14782

_____

In the Matter of   :
                                                            :   ORDER MAKING FINDINGS
ADUDDELL INDUSTRIES, INC.,   :   AND REVOKING
CALYPSO WIRELESS, INC.,   :   REGISTRATIONS BY DEFAULT
CAPITAL MARKETS TECHNOLOGIES, INC.,   :   AS TO FOUR RESPONDENTS
CHALLENGER POWERBOATS, INC., and   :
CLX MEDICAL, INC.   :

_____

       The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on March 1, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Aduddell Industries, Inc. (Aduddell Industries), Capital Markets Technologies, Inc. (Capital Markets Technologies), Challenger Powerboats, Inc. (Challenger Powerboats), and CLX Medical, Inc. (CLX Medical), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

       The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by March 2, 2012, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Respondents' Answers were due by March 15, 2012. See OIP at 3; 17 C.F.R. §§ 201.160(b), 220(b). On March 16, 2012, Respondents were ordered to show cause, by March 26, 2012, why the registrations of their securities should not be revoked by default.

       To date, Respondents have not filed Answers or otherwise shown cause why they should not be defaulted. See 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

       Aduddell Industries (CIK No. 928373) is an Oklahoma corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange

---

[1] This proceeding has been settled as to Calypso Wireless, Inc. See Aduddell Industries, Inc., Exchange Act Release No. 66588 (Mar. 14, 2012).

Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $7,642,416 for the prior nine months. As of February 27, 2012, the common stock of Aduddell Industries (stock symbol ADDL) was quoted on OTC Link, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Capital Markets Technologies (CIK No. 1082275) is a dissolved Florida corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $2,045,770 for the prior nine months. As of February 27, 2012, the common stock of Capital Market Technologies (stock symbol CMKT) was quoted on OTC Link, had nine market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Challenger Powerboats (CIK No. 1114908) is a revoked Nevada corporation located in Washington, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2007, which reported a net loss of $4,656,940 for the prior year. As of February 27, 2012, the common stock of Challenger Powerboats (stock symbol CPBXQ) was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

CLX Medical (CIK No. 317438) is a Colorado corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of $1,570,674 for the prior nine months. On September 29, 2008, CLX Medical consented to the entry of an order that it cease and desist from committing or causing any violations of Sections 17(g), 18(a), 18(i), 18(d), and 56(a) of the Investment Company Act of 1940 (Investment Company Act) and Rules 17g-1 and 38a-1 thereunder, and permanently suspending its exemption under Regulation E of the Investment Company Act. CLX Medical, Inc., Investment Company Act Release No. 28416. As of February 27, 2012, the common stock of CLX Medical (stock symbol CLXM) was quoted on OTC Link, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Aduddell Industries, Inc., Capital Markets Technologies, Inc., Challenger Powerboats, Inc., and CLX Medical, Inc., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge